CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES

THE CLOSING OF ITS PUBLIC OFFERING AND EXERCISE OF

UNDERWRITERS’ OPTION TO PURCHASE ADDITIONAL COMMON UNITS

ATHENS, Greece, April 21, 2015 -- Capital Product Partners L.P. (NASDAQ: CPLP) (“CPLP”) announced today that its public offering of 12,800,000 common units, including 1,100,000 common units sold to Capital Maritime & Trading Corp., CPLP’s sponsor, closed on April 21, 2015. The underwriters have exercised the option to purchase an additional 1,755,000 common units at a price of $9.53 per unit granted to them by CPLP.  As a result of the underwriters exercising the option to purchase additional common units, CPLP has sold a total of 14,555,000 common units and has received approximately $133,327,150 in net proceeds, before expenses, which will be used (i) to prepay the quarterly amortization installments scheduled for 2016 and the first quarter of 2017 under its 2007, 2008 and 2011 credit facilities pursuant to proposed amendments to these credit facilities and to pay related fees and expenses or, if the amendments do not become effective for any reason, to otherwise repay outstanding debt under CPLP’s existing credit facilities and (ii) for general partnership purposes. Under the proposed amendments, which are expected to be entered into shortly after the completion of the offering of common units, the non-amortizing period under the 2007, 2008 and 2011 credit facilities will be extended to the fourth quarter of 2017.

CPLP’s common units trade on the Nasdaq Global Market under the symbol “CPLP”.

The joint book-running managers for this offering are UBS Investment Bank, BofA Merrill Lynch, Wells Fargo Securities and Raymond James. The co-lead managers are Barclays, Jefferies and Stifel, and the co-managers are Evercore ISI, Credit Agricole CIB, ING and SEB.

Copies of the prospectus supplement and accompanying prospectus related to the public offering of common units may be obtained from UBS Investment Bank, Attention: Prospectus Dept., 1285 Avenue of the Americas, New York, NY 10019, or by calling UBS toll-free at: 888-827-7275, from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attention: Prospectus Department, or by emailing dg.prospectus_requests@baml.com, from Wells Fargo Securities, Attention: Equity Syndicate Dept. 375 Park Avenue, New York, NY 10152, by emailing cmclientsupport@wellsfargo.com or by calling (800) 326-5897, or from Raymond James, Attention: Prospectus Department, 880 Carillon Parkway, St. Petersburg, FL 33716, by emailing prospectus@raymondjames.com or by calling (727) 567-2400.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The public offering of common units may be made only by means of a prospectus supplement and accompanying prospectus.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 31 vessels, including four Suezmax crude oil tankers, 19 modern MR (Medium Range) product tankers, seven post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group Inc., A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., CSSA S.A. (Total S.A.), Petróleo Brasileiro S.A. (‘Petrobras’), Repsol Trading S.A. (‘Repsol’), Engen Petroleum, Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Petros Christodoulou	Nicolas Bornozis
CEO and CFO	Capital Link, Inc. (New York)
Tel. +30 (210) 4584950	Tel. +1-212-661-7566
Email: p.christodoulou@capitalpplp.com	E-mail: cplp@capitallink.com

Capital GP L.L.C.
Jerry Kalogiratos
Chief Operating Officer
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Source: Capital Product Partners L.P.